Exhibit 1.01

TWIN DISC, INCORPORATED

Conflict Minerals report

FOR THE YEAR ENDED DECEMBER 31, 2015

I.     Overview

This is the Conflict Minerals Report of Twin Disc, Incorporated (the “Company”) for the year ended December 31, 2015, pursuant to Rule 13p-1 (the “Rule”) under the Securities and Exchange Act of 1934 (the “Exchange Act”). Terms not defined herein shall have the meanings assigned to such terms in Form SD and the Conflict Minerals Final Rule (SEC Release No. 34-67716, August 22, 2012).

The Company designs, manufactures and sells marine and heavy-duty off-highway power transmission equipment. Products offered include marine transmissions, surface drives, propellers and boat management systems, as well as power-shift transmissions, hydraulic torque converters, power take-offs, industrial clutches and control systems. The Company sells its products to customers primarily in the pleasure craft, commercial and military marine markets, as well as in the energy and natural resources, government and industrial markets. The Company’s worldwide sales to both domestic and foreign customers are transacted through a direct sales force and a distributor network.

As described in more detail below, the Company performed a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country or were from recycled or scrap sources. In reviewing the results from its RCOI, the Company has reason to believe that certain of its necessary Conflict Minerals originated, or may have originated, in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources. These Conflict Minerals were subject to the exercise of due diligence by the Company as described herein.

II.     Policy on Conflict Minerals

The Company has adopted the following Conflict Minerals Policy, which is also published on the Company’s website at http://ir.twindisc.com/corporate-governance.cfm.

Introduction to the Conflict Minerals Rule

On August 22, 2012, the U.S. Securities and Exchange Commission approved the final rule on conflict minerals with the desired objective of ending human-rights atrocities and the financing of armed conflict in the Democratic Republic of the Congo (DRC) and adjoining countries. The conflict minerals rule requires all public companies, like Twin Disc, to determine whether tin, tantalum, tungsten, gold, and their related derivatives (Conflict Minerals) are necessary to the functionality or production of products they manufacture or contract to manufacture, and, if so, whether such Conflict Minerals originated from the DRC or adjoining countries. While the burden of the rule’s inquiry and disclosure obligations rests with public companies, all members within the supply chain network of each public company are also impacted.

What Twin Disc is Doing

As a responsible global corporate citizen, Twin Disc is committed to promoting human rights in the DRC and adjoining countries. To accomplish these objectives, Twin Disc will:

●	Gather information from its suppliers aimed at identifying the source of any Conflict Minerals in the products Twin Disc manufactures or contracts to manufacture.

●

Enhance Twin Disc’s supply chain due diligence measures, which will conform to a due diligence framework consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas or other nationally or internationally recognized framework.

●	Comply with the requirements of the SEC’s conflict minerals rule.

Twin Disc’s Expectations for Suppliers

To ensure compliance with Twin Disc’s conflict minerals policy, Twin Disc expects each of its suppliers to:

●	Make reasonable inquiries as to the country of origin of any Conflict Minerals in products it delivers to Twin Disc and require the same of all upstream suppliers.

●	Conduct due diligence to confirm whether Conflict Minerals were sourced from a conflict-free source.

●	Thoroughly document its due diligence efforts to determine that any materials and products containing Conflict Minerals are DRC conflict free.

●	Timely, completely, and accurately respond to Twin Disc’s Conflict Minerals Country of Origin Questionnaire and any follow-up inquiries from Twin Disc.

Twin Disc evaluates its relationships with its suppliers on an ongoing basis. In the event Twin Disc determines that a supplier has failed to comply with the requirements of this conflict minerals policy, Twin Disc reserves the right to take appropriate action(s) to address the noncompliance, which may include discontinuing Twin Disc’s business relationship with such supplier.

Comments or Questions

Any comments, questions, or concerns regarding Twin Disc’s conflict minerals policy should be addressed to: Nicholas Recupero, Supplier Quality Engineer, Twin Disc, Incorporated, (262) 554-0640 ext 3539.

III.     Supply Chain

The Company is a downstream manufacturer and is many steps removed from smelters and refiners that process minerals and ore. The Company does not purchase raw ore or unrefined Conflict Minerals and does not, to the best of its knowledge, directly purchase any Conflict Minerals from any of the Covered Countries. As a result, the Company relies on its direct suppliers to provide origin information on Conflict Minerals contained in components or materials shipped to the Company. Similarly, our direct suppliers may rely on their suppliers for such information.

IV.     Reasonable Country of Origin Inquiry

The Company first determined that Conflict Minerals are necessary to the functionality or production of a product manufactured by the Company or contracted to be manufactured by the Company. Although the Company does not itself intentionally add Conflict Minerals to the products that it manufactures, it concluded that certain components of products that it receives from suppliers that are incorporated into products that it manufactures likely contain Conflict Minerals that are necessary to functionality or production of the Company’s products.

Accordingly, the Company performed a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country or were from recycled or scrap sources. To begin the RCOI, the Company’s engineering group reviewed the Company’s product portfolio for items that could include any of the Conflict Minerals. This was performed at each of the Company’s manufacturing entities, with guidance provided by the engineering group of the Company’s main corporate office where necessary. Once the products were identified, the engineering group provided a list of suppliers of these products to the Company’s purchasing group.

The Company’s purchasing group then sent out questionnaires to each of the suppliers identified through the above process. The questionnaires were designed to elicit whether: (1) any Conflict Minerals are intentionally added to the products that were supplied to the Company; (2) any of the Conflict Minerals are necessary to the functionality of the supplier’s products that were supplied to the Company; (3) any necessary Conflict Minerals originated from the Democratic Republic of the Congo or an adjoining country; (4) 100% of the necessary Conflict Minerals originated from recycled or scrap sources; (5) the supplier has received supply chain data/information regarding the necessary Conflict Minerals from all relevant suppliers; (6) the supplier identified all of the smelters the supplier and its suppliers use to supply the necessary Conflict Minerals; (7) the supplier has a policy in place that includes DRC conflict-free sourcing; and (8) the supplier has implemented specified country of origin inquiries and/or due diligence measures for DRC conflict-free sourcing. The Company kept track of the responses it received to these questionnaires, followed up on a regular basis with suppliers that did not respond and with suppliers whose responses were deemed insufficient, assessed whether it was reasonable to rely on the suppliers’ responses to the questionnaires, and sought to identify warning signs or red flags that would require the Company to engage in due diligence under the Conflict Minerals Final Rule.

As of the date of this Report, the Company has received meaningful responses from 86% of the 141 suppliers that received questionnaires. A significant percentage of the Company’s suppliers provided data in response to the Company’s RCOI at the supplier company level or a division/segment level, rather than at a level directly relating to a part number that the supplier provides to the Company. The Company was therefore unable to conclusively determine whether any of the Conflict Minerals that these suppliers reported was actually contained in components or parts that the suppliers provided to the Company or whether any of the smelters and refiners identified by these suppliers are actually in the Company’s supply chain. Some suppliers indicated that the products that they supply to the Company contain Conflict Minerals, but did not identify the smelters and refiners in their supply chain, or were unable to name the locations of the mines of these smelters. As a result, it has been inherently difficult to ascertain the ultimate source of Conflict Minerals in products the Company manufactures.

Eleven suppliers whose components were incorporated into products manufactured by the Company in 2015 indicated that their products contained tin, tantalum, and/or tungsten that may have originated in the Democratic Republic of the Congo or a surrounding country and were not from recycled or scrap sources. Ten of these suppliers provided data in response to the Company’s RCOI at the supplier company level rather than at a level directly relating to a part number that the supplier provides to the Company. These ten suppliers provided the names of the smelters that they source from to the extent they are known or have been disclosed to the suppliers. The Company compared these smelter names against those listed as conflict-free on the website www.conflictfreesourcing.org and was able to confirm that some of the smelters identified by these suppliers are, in fact, certified as conflict-free by the Conflict Free Smelter Program established by the Electronic Industry Citizen Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”). The Company was not able to confirm whether the other smelters named by these suppliers are conflict-free; these smelters may still be in the process of being certified. Also, the Company notes that the suppliers themselves were unable to name the locations of some of the mines from which the Conflict Minerals are sourced.

One supplier provided product-specific data in response to the Company’s questionnaire; it indicated that its products contain tin that is sourced from the Democratic Republic of the Congo or a surrounding country. This supplier identified MSC (Malaysia Smelting Corp.) as the smelter for the tin that its products contain. The Company verified that MSC (Malaysia Smelting Corp.) is certified as conflict-free by the Conflict Free Smelter Program established by the EICC/GeSI.

The responses to the RCOI received from suppliers, other than the one supplier referenced above, did not provide a compelling basis for the Company to conclude that Conflict Minerals in products supplied to the Company were from the Democratic Republic of the Congo or a surrounding country, and/or whether or not they are conflict-free. With respect to smelters and refiners identified by the ten suppliers referenced above that reported at the supplier company level, the Company compared, within the limits of information that is available, the identified smelters and refiners with the EICC/GeSI’s list of conflict-free smelters and refiners. To date, this process has not uncovered any additional red flags, but the process is ongoing.

V.     Due Diligence Processes

The Company’s due diligence processes are designed to conform with the due diligence framework as described in the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten. The Company’s due diligence efforts are set forth below:

Step 1:     Establish Strong Company Management Systems

As described above, the Company has adopted a Conflict Minerals Policy. In addition, the Company has established a management team relating to Conflict Minerals. The management team is overseen by the Corporate Controller, and includes the Company’s Global Operations Controller, its Director of Global Purchasing, its Supplier Quality Engineer, and a Design Engineer of the Company. The Company has adopted detailed written procedures regarding its RCOI and due diligence, and these procedures assign specific tasks to specific members of the Conflict Minerals team. The Conflict Minerals team periodically reports to the Company’s Chief Financial Officer, Treasurer and Secretary (“CFO”) as well as to the Disclosure Committee, which includes the Company’s CFO, the Vice President of Human Resources of the Company, the Controller of the Company, and the Director of the Internal Audit Department of the Company. A representative from outside securities legal counsel for the Company also participates in the meetings and activities of the Disclosure Committee in an advisory capacity.

Step 2:     Identify and Assess Risks in Supply Chain

As described above, the Company engaged in a good-faith RCOI to determine whether the necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country or were from recycled or scrap sources. With respect to suppliers that indicated that their products contained tin, tantalum, and/or tungsten that originated in the Democratic Republic of the Congo or a surrounding country and were not from recycled or scrap sources, the Company verified that the smelters and refiners identified by those suppliers are certified as conflict-free by the Conflict Free Smelter Program established by the EICC/GeSI. With respect to other suppliers, the Company has begun comparing the identified smelters and refiners with the EICC/GeSI’s list of conflict-free smelters and refiners, beginning with the suppliers whose products the Company determined are most likely to contain Conflict Minerals.

Step 3:     Design and Implement a Risk Management Plan

The Company continued, and is continuing, to develop and execute processes to (i) identify suppliers that provide products to the Company that may contain Conflict Minerals, (ii) conduct a good faith RCOI of its supply chain, and (iii) engage in due diligence with respect to Conflict Minerals. The Company has begun to evaluate and revise its supplier manual to determine what specific expectations should be added with respect to Conflict Minerals and responding to the Company’s RCOI.

Step 4:     Independent Third-Party Audit of Smelters’ or Refiners’ Due Diligence Practices

The Company is a downstream manufacturer and is many steps removed from smelters and refiners who process minerals and ore. The Company does not purchase raw ore or unrefined Conflict Minerals and does not, to the best of its knowledge, directly purchase any Conflict Minerals from any of the Covered Countries. Therefore, the Company does not perform or direct audits of smelters and refiners within its supply chain.

Step 5:     Report Findings

This Conflict Minerals Report is being filed with the SEC as an exhibit to the Company’s specialized disclosure report on Form SD and is publicly available on the Company’s website at the following link: http://ir.twindisc.com/sec.cfm

VI.     Due Diligence Results

The products manufactured by the Company that contain Conflict Minerals that may have originated in the Democratic Republic of the Congo or a surrounding country and are not from recycled or scrap sources include, but may not be limited to, electronic control systems and electronic components (such as sensors and valve coils) in transmissions and power take-offs. The Company’s website, www.twindisc.com, contains detailed information describing these and other products that the Company manufactures. The information contained on the Company’s website is not a part of, nor incorporated by reference into, this Conflict Minerals Report or the Specialized Disclosure Report on Form SD, and shall not be deemed “filed” under the Exchange Act.

As a result of the Company’s exercise of due diligence on the source and chain of custody of Conflict Minerals necessary to the functionality of products manufactured or contracted for manufacture by the Company during the year ended December 31, 2015, the Company has reason to believe that certain of its products have not been found to be DRC conflict free. Based on the due diligence performed, the Company is unable to fully determine facilities used to process the Conflict Minerals or their country of origin. The Company’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

The Company will continue its efforts at improving its due diligence process to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries by (1) engaging with suppliers and directing them to publicly available online training resources to increase awareness of this reporting requirement, increase the response rate and the quality of responses, (2) incorporating language in the Company’s purchase orders requiring Conflict Minerals reporting, (3) requiring Conflict Minerals reporting as a metric in assessing a supplier’s quality of performance, and (4) evaluating Conflict Minerals reporting at the product design stage as potential materials and vendors are identified. Other process enhancements are also under consideration.